Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES 25% INCREASE IN REVENUE AND 33%
INCREASE IN NET INCOME FOR FISCAL 2005

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Matthew Hayden/Brett Maas
905-479-0654	843-272-4653
e-mail: ir@alphaprotech.com	e-mail: matt@haydenir.com

Nogales, Arizona – March 22, 2006, Alpha Pro Tech (AMEX: APT; CHX: APT) a leading manufacturer of disposable protective apparel and building products announced its financial results for the fourth quarter and full-year period ended December 31, 2005.

Revenues for the three months ended December 31, 2005 increased 9.4 % to $7.0 million compared to $6.4 million in the fourth quarter of 2004. New sales of construction supply weatherization products, including the Engineered Products segment’s building wrap and roof underlayment totaled $1.2 million for the quarter. Sales for the Disposable Protective Apparel segment for the quarter were $3.7 million, a 21.1% decrease compared to the $4.7 million reported for the same period of 2004 as the Company experienced decreased orders primarily from its largest distributor due to a slowdown in orders from them to reduce their inventory levels. Although shipments to them declined in the fourth quarter of 2005, sales to the distributor’s end users remained fairly consistent with prior quarters. Infection Control segment sales for the fourth quarter increased by 33.4% to $1.6 million compared to the fourth quarter of last year, which benefited from increased awareness surrounding Avian Flu. Mask sales in the fourth quarter were up 36% as compared to the average for the first three quarters of 2005. Extended care products were relatively unchanged at $573,000 for the fourth quarter as the Company experienced similar levels of demand for the Company’s Extended Care Unreal Lambskin products.

Gross profit decreased by 1.0 % to $3.1 million, and represented 44.3 % of sales for the fourth quarter of 2005 as compared to a gross profit of $3.1 million, which represented 48.9 % of sales, for the same period in 2004. The decrease in overall gross margins was directly related to the contribution of Engineered Products revenue, which carries lower overall margins than the Company’s other segments and initial manufacturing startup costs in this segment. Excluding Engineered Products, gross profit margin was 51.7% for the fourth quarter of 2005, up from gross profit margin of 48.9 % for fiscal 2004. Gross profit in the Engineered Products segment was 25.1% for the fourth quarter, as compared to 28.2 % for the third quarter and 25.2 % for the second quarter of 2005. Gross profit on this product line is expected to increase to the low to mid 30% range by the second half of 2006 as the Company generates increased sales in this segment and the joint venture in India becomes fully operational.

Selling, general and administrative expenses increased by 13.2 % to $2.5 million, or 35.7 % of sales, for the quarter from $2.2 million, or 34.5 % of sales for the quarter ended December 31, 2004. This was primarily the result of increased Engineered Products expenses, increased rent and utilities expense, increased travel expenses and increased factory indirect expenses. Management believes it has the necessary infrastructure required to substantially grow revenue and accordingly expects operating expenses to remain fairly stable for the coming twelve months, despite planned revenue growth.

Income from operations decreased by 40.3% to $478,000 for the quarter compared to income from operations of $801,000 for the fourth quarter last year. The decrease was due to a shift in product mix, which included a higher contribution from our lower-margin engineered products and a reduction in sales in our core apparel business. Net income for the fourth quarter was $309,000, or $0.01 per fully diluted share, compared to net income of $556,000, or $0.02 per fully diluted share for the quarter ended December 31, 2004.

In 2006 the Company will introduce two new apparel product lines targeted to the industrial and clean room marketplace. Comfortech™, the first product, has been under development for two years and is a new technically superior and lower cost line of non-breathable material used in coveralls, gowns, lab coats and other apparel products for the pharmaceutical, medical device and lab animal research markets. The second is the Comfortech Certified™ product line which is targeted for manufacturing facilities and other applications where reducing bio-contamination is a priority. The Company has received beta orders for the Comfortech™ product during the first quarter of 2006 and expects to receive initial orders during the second quarter of 2006. Based on initial customer indications, management expects both of these products to begin to contribute more meaningfully to revenue during the second half of 2006.

Al Millar, President of Alpha Pro Tech commented, “We continued to grow our top line while maintaining the appropriate operating expense controls to deliver profitable results. During the fourth quarter we witnessed a decline in orders from our largest apparel distributor, however, sales to their end users remained fairly consistent with prior quarters. Based on initial indications, we anticipate this distributor will return to more normalized ordering patterns in the latter part of the first quarter of 2006.”

For the year ended December 31, 2005, sales increased 25.2 % or $6.3 million to $31.1 million from $24.8 million reported for 2004. The increase was due primarily to $4.7 million in incremental sales from Engineered Products, specifically construction supply weatherization products which was a new segment in 2005 and a $1.7 million or 9.3% increase in sales of Disposable Protective Apparel. Infection Control segment sales for the year were flat year-over-year at $5.1 million. Discounting the $600,000 one-time sale of N-95 masks during the second quarter of 2004, sales in this segment would have increased approximately 14% on a comparable basis. Extended Care products decreased by 6.7% or $0.1 million to $1.8 million as the Company experienced softness in the sale of medical bed pads. This segment is not expected to be a growth area for the Company.

Gross profit margin decreased to 45.5 % for the year from 49.5 % for the same period in 2004. Excluding Engineered Products, gross profit margin was 49.1 % for the year ended December 31, 2005 compared to 49.5 % for the same period of 2004, in line with the Company’s gross profit margin for 2004.

Selling, general and administrative expenses increased by 9.8 % to $9.8 million for the year, representing 31.5 % of sales, compared to $8.9 million, or 35.9 % of sales, for the year ended December 31, 2004. The increase in absolute dollars was primarily related to increased expenses of $802,000 for the Engineered Products segment.

Depreciation and amortization expense decreased by 3.5 % to $499,000 for the year ended December 31, 2005 from $517,000 for the same period in 2004.

Income from operations increased by 35.4 % to $3.9 million for the year from $2.8 million last year due primarily to an increase in gross profit of $1.9 million partially offset by an increase in selling, general and administrative expenses of $0.9 million. Net income for the year ended December 31, 2005 was up 32.6% to $2.5 million, or $0.10 per fully diluted share (based on 25.2 million fully diluted shares) compared to net income of $1.8 million, or $0.08 per fully diluted shares (based on 24.6 million fully diluted shares) for fiscal 2004.

The balance sheet continues to remain strong with a current ratio of 6.51 to 1 as of December 31, 2005. Additionally at year end, the company reported no long-term debt, and shareholders’ equity improved to $18.6 million from $15.7 million on December 31, 2004. As of December 31, 2005, the Company had cash and cash equivalents of $1.2 million and working capital of $14.2 million. The Company’s cash position increased by $0.9 million from the third quarter, primarily related to a reduction in accounts receivable. The Company has a $3.5 million dollar line of credit of which almost all is still available.

“We see significant growth opportunities for both our core Disposable Protective Apparel business in addition to our Engineered Products Division as we further penetrate each market respectively with new and innovative products,” Mr. Millar continued. “Our Miami Dade Certification received in October 2005 validates the integrity of our Engineered Products offering and helps to clear the way for Perma R to increase sales in the geographic areas where their customers are located. Additionally, the Comfortech™ line of products should bolster our Disposable Protective Apparel sales in 2006 as we look to capture incremental market share.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant.. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; and Valdosta, Georgia. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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- tables follow –

Alpha ProTech, Ltd.

Consolidated Statement of Operations

	For the Three Months Ended December 31,		For the Year Ended December 31,
	(unaudited)
	2005	2004	2005	2004
Sales	$7,017,000	$6,413,000	$31,095,000	$24,841,000

Cost of goods sold, excluding depreciation and amortization	3,908,000	3,274,000	16,948,000	12,555,000

Gross margin	3,109,000	3,139,000	14,147,000	12,286,000

Expenses:
Selling, general and administrative	2,507,000	2,214,000	9,796,000	8,925,000
Depreciation and amortization	124,000	124,000	499,000	517,000

Income from operations	478,000	801,000	3,852,000	2,844,000

Other income (expense)
Equity in income (loss) of unconsolidated affiliates	(16,000)	—	(16,000)	—
Gain on sale of assets	—	—	—	7,000
Interest, net	—	11,000	24,000	7,000

Income before provision for income taxes	462,000	812,000	3,860,000	2,858,000

Provision for income taxes	153,000	256,000	1,410,000	1,011,000

Net income	$309,000	$556,000	$2,450,000	$1,847,000

Basic net income per share	$0.01	$0.02	$0.10	$0.08

Diluted net income per share	$0.01	$0.02	$0.10	$0.08

Basic weighted average shares outstanding	23,731,350	23,435,038	23,684,229	23,215,809

Diluted weighted average shares outstanding	25,522,533	24,608,146	25,247,236	24,624,613

BALANCE SHEET HIGHLIGHTS

	December 31st	December 31st
	2005	2004
Cash	$1,163,000	$4,875,000
Total Current Assets	$16,761,000	$15,348,000
Net Property and Equipment	$3,389,000	$3,256,000
Total Assets	$21,871,000	$18,789,000

Total Current Liabilities	$2,576,000	$2,437,000
Total Liabilities	$3,228,000	$3,089,000
Shareholder’s Equity	$18,643,000	$15,700,000
Total Liabilities and Equity	$21,871,000	$18,789,000